December 19, 2016

VIA EDGAR AND ELECTRONIC MAIL

Tiffany Piland Posil, Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Creative Learning Corporation Preliminary Consent Statement on Schedule 14A Filed December 9, 2016 by FranVentures, LLC et al. (“FranVentures”) File No. 000-52883

Dear Ms. Posil:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated December 16, 2016 (the “Staff Letter”), with regard to the above-referenced Preliminary Consent Statement on Schedule 14A filed by FranVentures on December 9, 2016 with respect to Creative Learning Corporation. We have reviewed the Staff Letter with our client, and provide the following response on FranVenture’s behalf. For ease of reference, the comment in the Staff Letter is reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Preliminary Consent Statement.

1.	Disclosure indicates that the nominees’ “interests are closely aligned with those of all stockholders.” Please explain the basis for your statement since it appears that Mr. Ramsley does not beneficially own any shares of the Company’s common stock and Mr. Waldman beneficially owns less than 1% of the Company’s common stock.

FranVentures acknowledges the Staff’s comment and respectfully advises the Staff that FranVentures believes the nominees’ interests are closely aligned with those of all stockholders as a result of being nominated by the Company’s largest stockholder, FranVentures, LLC, to represent the interests of all stockholders on the Board of Directors of the Company. Accordingly, FranVentures has revised its disclosure to couch this statement as a belief. Please see page 7 of the Revised Preliminary Consent Statement submitted herewith.

2.	Please confirm that should you nominate substitute or additional nominees, you will file an amended consent statement that (1) identifies the substitute or additional nominees, (2) discloses whether such nominees have consented to being named in the revised consent statement and to serve if elected, and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

December 19, 2016

FranVentures acknowledges the Staff’s comment and confirms to the Staff that should FranVentures nominate substitute or additional nominees, FranVentures will file an amended consent statement that (1) identifies the substitute or additional nominees, (2) discloses whether such nominees have consented to being named in the revised consent statement and to serve if elected, and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

3.	Disclosure indicates that the Proposals will be adopted and become effective when properly completed, unrevoked consents are signed by the “holders of record of a majority of the outstanding voting securities as of the close of business on the Record Date.” Disclosure also indicates that the Company’s bylaws provide that “any vacancy in the Board caused by any removal of one or more directors … may be filled … in the written instrument effecting such removal, if the removal is effected by unanimous consent.” Please provide us with a legal analysis supporting your belief that vacancies resulting from adoption of the Removal Proposal can be filled by adoption of the Election Proposal even if shareholders’ consent to the Removal Proposal is not unanimous.

FranVentures acknowledges the Staff’s comment and respectfully advises the Staff on a supplemental basis that Section 228(a) of the Delaware General Corporation Law (“DGCL”) provides that, unless otherwise provided in a corporation’s certification of incorporation, any action that may be taken at any annual or special meeting of stockholders, may be taken without a meeting, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Under Section 228(a), the exercise of the right to act immediately by majority written consent may be modified or eliminated only by the certificate of incorporation.[1] Thus, bylaws that effectively abrogate the exercise of this right are invalid.[2]

Further, Section 141(k) of the DGCL provides that any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors, subject to certain inapplicable exceptions for a corporation with a classified board of directors or cumulative voting.

Therefore, to the extent that Article II, Section 2.14(a) of the Company’s Amended and Restated Bylaws purports to (i) implement a different standard by which stockholders may fill vacancies resulting from the removal of directors at a meeting of stockholders as opposed to by written consent or (ii) burden the right of stockholders to remove directors, FranVentures believes Article II, Section 2.14(a) is invalid under Delaware law.

__________________________

1 Allen v. Prime Computer, Inc., 540 A.2d 417, 420 (Del. 1998).

2 Allen, 540 A.2d 417, 420.

December 19, 2016

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The Staff is invited to contact the undersigned with any additional comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Thomas J. Fleming

Thomas J. Fleming

cc:	Brian Pappas
FranVentures, LLC